New York Headquarters 1185 Avenue of the Americas, Floor 3 New York, N.Y. 10036	Mr. Alexander E. Parker Senior Managing Director E. alexander.parker@buxtonhelmsley.com T. +1 (212) 951-1530 F. +1 (212) 641-4349

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January 19, 2022

Former Directors – All Members Mallinckrodt Plc. 53 Frontage Road, Shelbourne Building Hampton, N.J. 08827	Ms. Joann Reed, Interim Director
Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
Mr. Angus Russell, Former Chairman
Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director

Re:   Notice of Additional Statutory Breach (Failure to Cooperate with Request for Production of Registers and Meeting Minutes, Pursuant to Companies Act of 2014, § 216) - Mallinckrodt Plc. (the "Company")

Ladies and Gentlemen of the Dismissed Board (the "Dismissed Board"):

The Buxton Helmsley Group, Inc. ("BHG") hereby puts the Company and this Dismissed Board on notice of your now-additional statutory breach of the Companies Act of 2014 (the "Companies Act"); now, its § 216.  In Arthur Cox's January 14, 2022, letter to BHG's Irish counsel, you declined to uphold your statutory obligation of fulfilling BHG's formal request for a copy of: 1) a current copy of the Company's directors' and secretaries' register; 2) a current copy of the disclosable interests register; 3) a current copy of the member's register; and 4) all minutes of meetings from January 2020 to present.  BHG, as a member of this Company, has a right to request those documents, and you have a statutory obligation to produce them.

Your rationale for declining BHG's request pursuant to the Companies Act, § 216, on the basis that you refuse to recognize our shares held as statusing us as a member of the Company, since shares are held in "street name" or in the name of the Depository Trust Corporation ("DTC"), could not be more preposterous.  You self-proved that BHG, and its clients, are recognized by the Company as members, when you mailed out ballots to our firm, and its clients, where we were solicited to exercise member voting power; albeit, your solicitation of members to exercise their rights was entirely fraudulent and prohibited, given your shareholder injunction barred "any person or entity" from acting on your voting ballots, submitting director nominations, and shareholder proposals.  Hence, why you were so compelled to, in another private letter to BHG, admit that "[shareholder] rights were subject to the Companies Act 2014", and instructing BHG to violate the shareholder injunction (by voting), rather than repealing your illegally infringing injunction (which, I will add, you violated yourselves by calling a shareholder meeting, along with urging/taunting shareholders to violate it as well).  BHG already has numerous letters from shareholders (even outside BHG's 13d group of shareholders) attesting that they did not, and would have, submitted director nominations, shareholder proposals, and voted, if it were not for this Dismissed Board's shareholder injunction, enforceable against "any person or entity" that could possibly breathe the same air as BHG and its clients.  If your ridiculous argument that members who hold shares at a securities brokerage firm where shares are officially titled in "street name" (or in the name of the DTC) are not members, then the vast majority of shareholders without the option to title their shares directly in their names would not have rights as members who own shares, and that is simply not true.  Brokerages do not exercise the power of customer shares, which is the very reason why the Company was given NOBO lists of shareholders who own shares of the Company that are officially titled in "street name".  You, the Dismissed Board, were told to send voting ballots to those brokerage firms' customers, as the brokerage is not the shareholder; the brokerage customer is.  Your ridiculous "reason" for declining BHG's request under the Companies Act, § 216, would also mean that it would - from the start - be entirely impossible for those shares held in the name of the DTC to ever be exercised by anyone at all, including those brokerages for whom hold their shares at the DTC for client security precautions.  The DTC does not exercise the power of shares on behalf of rightful owners; the beneficial owners of those shares do.

Very simply, you have, yet again, committed another (imprisonable) breach under Irish law, with your failure to comply with BHG's request under the Companies Act, § 216.  You, further, retaliated against BHG's request under the Companies Act, § 216, with your demand for a comprehensive investigation of BHG's interest in the Company, pursuant to the Companies Act, § 1062.  BHG, in good faith, will cooperate with our statutory obligations under Irish law (providing you full proof of ownership, and a full accompanying report), despite our need to tell you that your demand of that investigation and accompanying report of our interests (under the Companies Act, § 1062) be complete within seven (7) was entirely unreasonable; this Dismissed Board could not even fulfill BHG's request (under the Companies Act, § 216) within ten (10) days, yet then you demand a full investigation and report from BHG in seven (7) days.  BHG's request under the Companies Act, § 216, took nothing more than a data dump of already-existing records/documents, and you could not even do that in ten (10) days, and - in fact - declined to uphold that statutory obligation completely.

For the aforementioned reasons, BHG entirely rejects your declination of request under the Companies Act, § 216.  This Company, and this Dismissed Board, has already self-acknowledged BHG's member status at the August 13, 2021, annual general meeting; you also list BHG in your quarterly reports as shareholders of the Company, due to our 13d status.  Therefore, this Dismissed Board has racked up yet another imprisonable category offense under Irish law, pursuant to your violation of the Companies Act, § 217, as it stipulates such a category 3 offense related to your failed on statutory duty/obligation under the Companies Act, § 216.  BHG has already respectfully submitted a request under the Companies Act, § 216.  Therefore, we hereby follow that unfulfilled request with a formal, additional, renewed, and separate demand here (with this letter) for those same documents.  This Dismissed Board has a statutory obligation to provide those documents.  Failure to produce those documents within ten (10) days, will result in an additional violation instance of the Companies Act, § 216.  Those documents should be electronically produced and delivered to IR@BuxtonHelmsley.com.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.

CC (by e-mail and post):	Office of the Director of Corporate Enforcement 16 Parnell Square Dublin 1 D01 W5C2 Ireland	Ms. Marian Lynch Ms. Xana McCarthy, Investigator Ms. Suzanne Gunne, Enforcement Lawyer Mr. Ian Drennan, Director

U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Mr. Gary Gensler, Chairman Ms. Allison Herren Lee, Commissioner Ms. Hester M. Peirce, Commissioner Mr. Elad L. Roisman, Commissioner Ms. Caroline Crenshaw, Commissioner

Attn: Office of the Whistleblower ENF-CPU (U.S. Securities and Exchange Commission) 14420 Albemarle Point Place, Suite 102 Chantilly, VA 20151-1750

Attn: Ms. Jane M. Leamy Office of the United States Trustee U.S. Department of Justice 844 King Street, Suite 2207 Wilmington, DE 19801